September 13, 2007

Mail Stop 6010

Terren S. Peizer
Chairman of the Board of Directors
Xcorporeal, Inc.
11150 Santa Monica Boulevard, Suite 340
Los Angeles, California 90025

> **Re:** **Xcorporeal, Inc.**
> **Amendment No. 3 to Preliminary Schedule 14C**
> **Filed September 4, 2007**
> **File No. 001-31608**

Dear Mr. Peizer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notice of Action by Written Consent

1.   We note your added disclosure here regarding the relative percentages of shares to be owned by each company's shareholders and the value of such shares prior to and following consummation of the merger. We also note your disclosure that such information was included to assist stockholders in deciding whether to exercise their appraisal rights. Please clarify whether your board considered these amounts, values and calculations in negotiating and determining the consideration to be received by your shareholders and in deciding that the transaction was fair. Also clarify your disclosure that your board considered the cost of obtaining the shell was "well within the typical range."

What Will I Receive in the Merger?, page 1

2.   We note your disclosure here and on page 32 that your shareholders will receive restricted shares of CTHE common stock in connection with the merger. Given that CTHE has filed a Form S-4 registration statement that appears to cover all common shares it will issue in the merger, please explain in more detail the resale restrictions on shares held by affiliates and control persons and the extent to which they apply to all shareholders. Also revise the disclosure on page 32, which states that the shares to be issued "will not be registered." Ensure that any other disclosure in this registration statement is similarly revised.

Market Price Information and Related Stockholder Matters, page 13

3.   We note your disclosure here that there were approximately 100 holders of record of your common stock as of August 10, 2007. We also note your disclosure on page 1 that your free trading shares are held by fewer than 10 record and beneficial owners. Please expand to quantify the number or percentage of restricted shares held by affiliates and the number or percentage held by private placement recipients.

* * * * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3378 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc(via facsimile): John C. Kirkland, Esq.—Dreier Stein & Kahan, LLP